Exhibit 2.8

Execution Version

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT dated as of May 6,  2013 (“Effective Date”), among Mansfield Energy Corp., a Georgia corporation (“Seller”), Mansfield Gas Equipment Systems Corporation, a Georgia corporation (“Company”), and Clean Energy, a California corporation (“Purchaser”).

Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, all the issued and outstanding shares of common stock (the “Shares”), of the Company.

Accordingly, the parties hereby agree as follows:

ARTICLE I
PURCHASE AND SALE OF SHARES; CLOSING

SECTION 1.01.  Purchase and Sale of the Shares.  On the terms and subject to the conditions of this Agreement, at the Closing (as defined in Section 1.03), Seller shall sell, transfer and deliver to Purchaser, and Purchaser shall purchase from Seller, the Shares.  The purchase and sale of the Shares is referred to in this Agreement as the “Acquisition”.

SECTION 1.02.  Purchase Price.

(a)                                 Subject to the terms and conditions of this Agreement, as consideration for Seller’s sale, transfer and delivery of the Shares, as well as Seller entering into the Ancillary Agreements, Purchaser shall pay Seller an aggregate purchase price of $20,000,000 (the “Purchase Price”), payable by wire transfer to Seller of $10,000,000.30 in cash and issuance and delivery to Seller of 761,545 shares of common stock, par value $0.0001 per share, (“Common Stock”) of Clean Energy Fuels Corp., Purchaser’s corporate parent (“CLNE”).

(b)                                 Notwithstanding the provisions of Section 1.02(a), as security for the indemnification obligations of Seller set forth in this Agreement, at the Closing, Purchaser shall retain $1,000,000.00 in cash from the Purchase Price (the “Holdback Amount”).  On the first anniversary of the Closing Date (or, if such date is not a business day, the first business day thereafter), Purchaser shall deliver the remaining Holdback Amount  to Seller.  Notwithstanding the foregoing, Purchaser may withhold from such delivery the equivalent of any amounts then in dispute related to indemnification obligations arising under this Agreement; provided, however, that the withheld Holdback Amount, to the extent not applied in satisfaction of such indemnification obligations, shall be delivered to Seller promptly upon resolution of such dispute.  Nothing in this Section 1.02 shall be construed as limiting the liability of Seller to the Holdback Amount, nor shall payments from the Holdback Amount be considered as liquidated damages for any breach under this Agreement or any other Transaction Agreement.

SECTION 1.03.  Closing Date.  The closing of the Acquisition (the “Closing”) shall take place at the offices of Purchaser, 3020 Old Ranch Pkwy, Suite 400, Seal Beach, California 90740, at 10:00 a.m. on the Effective Date, or at such other place, time and date as shall be agreed between Seller and Purchaser. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.04.  Closing Deliveries.  At the Closing:

(a)                                 Seller shall deliver to Purchaser (i) certificates representing the Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer tax stamps, if any, affixed, (ii) the certificates and other documents required to be delivered pursuant to Section 6.02, and (iii) such other documents as Purchaser or its counsel may reasonably request to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement; and

(b)                                 Purchaser shall deliver to Seller (i) $9,000,000.30 in cash (ii) 761,545 shares of Common Stock; (iii) the certificates and other documents required to be delivered pursuant to Section 6.03, and (iv) such other documents as Purchaser or its counsel may reasonably request to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement.

SECTION 1.05.  Purchase Price Adjustment.

(a)                                 Within 10 days of the Closing Date the Seller shall provide the Purchaser with the balance sheet of the Seller prepared in accordance with United States generally accepted accounting principles (“GAAP”)  and a calculation of Working Capital (as defined in Section 1.05 (d) as of the close of business on the Closing Date (“Closing Working Capital”) .  Within 70 days after the Closing Date, Purchaser shall prepare and deliver to Seller a statement (the “Statement”) setting forth  Purchaser’s proposed changes (in reasonable detail) to Seller’s calculation of Closing Working Capital.  Purchaser and its accountant shall have full access to the books and records of, the personnel of, and work papers prepared by, Seller or Seller’s accountants to the extent they relate to the calculation of the Closing Working Capital and to such historical financial information relating to the Closing Working Capital as Purchaser may reasonably request for purpose of reviewing the Closing Working Capital in order to prepare the Statement.

(b)                                 The Statement shall become final and binding upon the parties on the 30th day following delivery thereof, unless Seller gives written notice of its disagreement with the Statement (a “Notice of Disagreement”) to Purchaser prior to such date.  Any Notice of Disagreement shall (i) specify in reasonable detail the nature of any disagreement so asserted, and (ii) only include disagreements based on mathematical errors or based on Closing Working Capital not being calculated in accordance with this Section 1.05.  If a Notice of Disagreement is received by Purchaser in a timely manner, then the Statement (as revised in accordance with this sentence) shall become final and binding upon Seller and Purchaser on the earlier of (A) the date Seller and Purchaser resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement or (B) the date any disputed matters are finally resolved in writing by the Accounting Firm (as defined below).  During the 30-day period following the delivery of a Notice of Disagreement, Seller and Purchaser shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement.  At the end of such 30-day period, Seller and Purchaser shall submit to an independent accounting firm (the “Accounting Firm”) for arbitration any and all matters that remain in dispute and which were properly included in the Notice of Disagreement.  The Accounting Firm shall be a nationally recognized independent public accounting firm agreed upon by the parties hereto in writing.   Seller and Purchaser shall use reasonable efforts to cause the Accounting Firm to render a decision resolving the matters submitted to the Accounting Firm within 30 days following submission.  Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced.  The cost of any arbitration (including the fees and expenses of the Accounting Firm and reasonable attorney fees and expenses of the parties) pursuant to this Section 1.05 shall be borne by Purchaser and Seller in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the matters submitted.

(c)                                  The Purchase Price shall be increased by the amount by which Closing Working Capital exceeds $3,000,000 (the “WC Amount”), and the Purchase Price shall be decreased by the amount by which Closing Working Capital is less than the WC Amount (the Purchase Price as so increased or decreased shall hereinafter be referred to as the “Adjusted Purchase Price”).  If the Closing Working Capital is greater than the WC Amount, Purchaser shall pay Seller, in cash, within 10 business days after the Statement becomes final and binding on the parties, the difference between the Closing Working Capital and the WC Amount.   If the Closing Working Capital is less than the WC Amount, Seller shall pay Purchaser, in cash, within 10 business days after the Statement becomes final and binding on the parties, the difference between the Closing Working Capital and the WC Amount.

(d)                                 The term “Working Capital” means Current Assets minus Current Liabilities.  The terms “Current Assets” and “Current Liabilities” mean the current assets and current liabilities, respectively, of the Company, calculated in accordance with United States generally accepted accounting principles (“GAAP”).  Although Working Capital is generally to be calculated in accordance with GAAP, if the application of GAAP at the Closing Date would result in an increase in any Current Asset or a decrease in any Current Liability (or in a decrease in any reserve with respect thereto), over or under, as the case may be, the amount that would have resulted from the application of the Company’s historical accounting practices (as reflected in the Balance Sheet (as defined in Section 3.05)) such historical accounting practices (rather than GAAP) shall be followed in calculating such Current Asset or Current Liability.

(e)                                  Upon Closing, Purchaser shall utilize Seller as the collection agent to collect all trade receivables and prepaids which become trade receivables prior to the Closing and are included in the Closing Working Capital.  Purchaser shall not pay Seller any compensation for acting as collection agent pursuant to this Section 1.05(e).   Any trade receivables that are not collected by Purchaser (directly or through Seller’s assistance) within sixty days of the Closing Date shall be deducted from the Closing Working Capital amount in conjunction with the Purchaser’s proposed changes as detailed in the Statement.  Thereafter, such receivables shall be assigned to Seller and Seller may pursue collection efforts, including but not limited to litigation, to collect such balances. If any sums deducted from the Closing Working Capital are recovered by Purchaser after 60 days, then such sums shall be paid by Purchaser to Seller.

SECTION 1.06.  Withholding.  Notwithstanding anything in this Agreement to the contrary, Purchaser shall be entitled to withhold from the Purchase Price otherwise payable pursuant to this Agreement to Seller such amounts as are required to be withheld with respect to the making of such payment under any applicable tax withholding requirements of the Code (as defined in Section 3.15) or under any provision of state, local or foreign tax law.

ARTICLE II
REPRESENTATIONS AND WARRANTIES RELATING TO SELLER AND THE SHARES

Seller hereby represents and warrants to Purchaser as follows:

SECTION 2.01.  Organization, Standing and Power.  Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets, including the Shares, and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect (i) on the business, assets, condition (financial or otherwise), prospects or results of operations of Seller and its subsidiaries, taken as a whole, or of the Company, (ii) on the ability of Seller to perform its obligations under this Agreement and the Ancillary Agreements or (iii) on the ability of Seller to consummate the Acquisition and the other transactions contemplated hereby (collectively, a “Seller Material Adverse Effect”).

SECTION 2.02.  Authority; Execution and Delivery; Enforceability.  Seller has full power and authority to execute this Agreement and (a) the Joint Marketing Agreement entered as of the Effective Date by and between Purchaser and Seller, (b) the Bilateral Sales Agreement entered as of the Effective Date by and between Purchaser and Seller, (c) the Services Agreement by and between Purchaser and Seller, which Buyer and Seller shall negotiate in good faith and endeavor to execute within one hundred eighty (180) days after Closing (d) the Wholesale Natural Gas and Power Supply Agreement by and between Purchaser and Seller, which Buyer and Seller shall negotiate in good faith and endeavor to execute within one hundred eighty (180) days after Closing and (e) the other agreements and instruments executed and delivered in connection with this Agreement (each agreement and instrument set forth in subsections (a) through (e) an “Ancillary Agreement” and collectively  the “Ancillary Agreements”) to which it is, or is specified to be, a party and to consummate the Acquisition and the other transactions contemplated hereby and thereby.  The execution and delivery by Seller of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and the consummation by Seller of the Acquisition and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action.  Seller has duly executed and delivered this Agreement and prior to the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms.

SECTION 2.03.  No Conflicts; Consents.  Except as set forth in any Schedules hereto, the execution and delivery by Seller of this Agreement do not, the execution and delivery by Seller of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation of the Acquisition and the other transactions contemplated hereby and thereby and compliance by Seller with the terms hereof and thereof will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien (as defined in Section 3.06) upon any of the properties or assets of Seller under, any provision of (i) the certificate of incorporation or by-laws of Seller, (ii) any contract, lease, license, indenture, agreement, commitment or other legally binding arrangement (a “Contract”) to which Seller is a party or by which any of its properties or assets is bound or (iii) any judgment, order or decree (“Judgment”) or statute, law, ordinance, rule or regulation (“Applicable Law”) applicable to Seller or its properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and could not reasonably be expected to have a Seller Material Adverse Effect.  No consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) or other Person (as defined in Section 3.04) is required to be obtained or made by or with respect to Seller in connection with the execution, delivery and performance of this Agreement or any Ancillary Agreement or the consummation of the Acquisition or the other transactions contemplated hereby and thereby.

SECTION 2.04.  The Shares.  Seller has good and valid title to the Shares, free and clear of all Liens.  Upon delivery to Purchaser at the Closing of certificates representing the Shares, duly endorsed by Seller for transfer to Purchaser, good and valid title to the Shares will pass to Purchaser, free and clear of any Liens.  The Shares are not subject to any voting trust agreement or other Contract, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition of the Shares.  No stock transfer taxes are due as a result of the purchase and sale of the Shares.

SECTION 2.05.  Exempt Transaction.  Seller understands that the issuance of the shares of Common Stock pursuant to this Agreement will be on the basis that the issuance thereof is exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (“Securities Act”) and that Purchaser’s reliance upon such exemption is predicated upon Seller’s representations in this Article II.

SECTION 2.06.  Restricted Securities.  Seller understands that the shares of Common Stock to be issued to Seller pursuant to this Agreement have not been registered under the Securities Act or any Applicable Law and must be held indefinitely unless subsequently registered under the Securities Act and any Applicable Laws or an exemption from such registration is available.  Notwithstanding the foregoing, the shares of Common Stock will be registered after Closing in accordance with Section 5.12 of this Agreement.

SECTION 2.07.  No Distribution of Securities.  The shares of Common Stock to be issued to Seller pursuant to this Agreement will be acquired by Seller for investment for Seller’s own account and not as a nominee or agent, and not with a view to the sale or distribution thereof in a manner that would violate the Securities Act or any Applicable Law.

SECTION 2.08.  Accredited Investor.  Seller is an “accredited investor” as defined in Rule 501 under the Securities Act.  Seller has such knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of Seller’s acquisition of the Common Stock.  Seller has: (a) received and read all information that Seller has requested regarding CLNE’s business, management and financial affairs; (b) had the opportunity to discuss such matters with directors, officers and management of Purchaser and CLNE.

ARTICLE III
REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY

Seller hereby represents and warrants to Purchaser as follows:

SECTION 3.01.  Organization and Standing; Books and Records.

(a)                                 The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, which jurisdiction is set forth in Schedule 3.01.  The Company has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted.  The Company is duly qualified and in good standing to do business as a foreign corporation in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, would not have a material adverse effect (i) on the business, assets, condition (financial or otherwise), prospects or results of operations of the Company, (ii) on the ability of the Company to perform its obligations under this Agreement and the Ancillary Agreements or (iii) on the ability of the parties to consummate the Acquisition and the other transactions contemplated hereby (collectively a “Company Material Adverse Effect”).  A list of the jurisdictions in which the Company is so qualified is set forth in Schedule 3.01.  The Company is not subject to, bound by or a party to any Contract, or subject to any charter or other corporate restriction, which has had or is reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                                 The Company has delivered to Purchaser true and complete copies of the certificate of incorporation and by-laws, each as amended to date, of the Company.  The stock certificate and transfer books and the minute books of the Company (which have been made available for inspection by Purchaser prior to the date hereof) are true and complete.

SECTION 3.02.  Capital Stock of the Company.

(a)                                 The authorized capital stock of the Company consists of 100 shares, of which 100 shares, constituting the Shares, are issued and outstanding.  Except for the Shares, there are no shares of capital stock or other equity securities of the Company issued, reserved for issuance or outstanding.  The Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Georgia Business Corporation Code, the certificate of incorporation or by-laws of the Company or any Contract to which the Company is a party or otherwise bound.  There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Shares may vote (“Voting Company Debt”).  Except as set forth above, as of the date of this Agreement, there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company is a party or by which it is bound (i) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or any Voting Company Debt, (ii) obligating the Company to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (iii) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of Shares.  As of the date of this Agreement, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company.

(b)                                 The Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person (as defined in Section 3.04).

SECTION 3.03.  Authority; Execution and Delivery; Enforceability.  The Company has full power and authority to execute this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the Acquisition and the other transactions contemplated hereby and thereby.  The execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and the consummation by the Company of the Acquisition and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action.  The Company has duly executed and delivered this Agreement and prior to the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms.

SECTION 3.04.  No Conflicts; Consents.  The execution and delivery by Seller and the Company of this Agreement do not, the execution and delivery by Seller or the Company of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation of the Acquisition and the other transactions contemplated hereby and thereby and compliance by Seller and the Company with the terms hereof and thereof will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of the Company under, any provision of (i) the certificate of incorporation or by-laws of the Company, (ii) any Contract to which the Company is a party or by which any of its properties or assets is bound or (iii) any Judgment or Applicable Law applicable to the Company or its properties or assets.  Except as set forth in Schedule 3.04, no Consent, of, or registration, declaration or filing with, any association, corporation, individual, partnership, trust or other entity or organization, including a Governmental Entity (“Person”) is required to be obtained or made by or with respect to the Company in connection with (A) the execution, delivery and performance of this Agreement or any Ancillary Agreement or the consummation of the Acquisition or the other transactions contemplated hereby and thereby or (B) the ownership by Purchaser of the Company following the Closing.

SECTION 3.05.  Financial Statements.

(a)                                 The Seller has previously provided to Purchaser the following financial statements (collectively, the “Financial Statements”): (i) the unaudited balance sheets, and the related statements of operations, and changes in shareholder’s equity, of the Company as of and for the fiscal years ended October 31, 2011 and 2012,; and (ii)the unaudited balance sheet, and the related unaudited statements of operations, changes in shareholder’s equity, and cash flows, of the Company (“Balance Sheet”) as of and for the  5 months ended March 31, 2013.  The Financial Statements have been prepared in conformity with GAAP consistently applied  and on that basis fairly present the financial condition, and results of operations of the Company as of the respective dates thereof and for the respective periods indicated.

(b)                                 The Company does not have any material liabilities or material obligations of any nature (whether accrued, absolute, contingent, unasserted or otherwise), except as disclosed, reflected or reserved against in the Balance Sheet.

(c)                                  Notwithstanding any other provision of this Agreement (including, without limitation, the provisions of Article VIII), from and after the Closing, Seller shall retain responsibility for all long term liabilities listed on the Balance Sheet (including, without limitation, any intercompany payable).

SECTION 3.06.  Assets Other than Real Property Interests.

(a)                                 The Company has good and valid title to all the assets reflected on the Balance Sheet or thereafter acquired, in each case free and clear of all mortgages, liens, security interests, charges, easements, leases, subleases, covenants, rights of way, options, claims, restrictions or encumbrances of any kind (collectively, “Liens”), except such Liens as are set forth in Schedule 3.06 (such Liens are referred to collectively as “Permitted Liens”; none of such Permitted Liens individually or in the aggregate materially impairs, or could reasonably be expected materially to impair, the continued use and operation of the assets to which they relate in the conduct of the business of the Company).

(b)                                 This Section 3.06 does not relate to real property or interests in real property, such items being the subject of Section 3.07, or to Intellectual Property, such items being the subject of Section 3.08.

SECTION 3.07.  Real Property.

(a)                                 Schedule 3.07 sets forth a complete list of all real property and interests in real property owned in fee by the Company (individually, an “Owned Property”) and identifies any material reciprocal easement or operating agreements relating thereto.  Schedule 3.07 sets forth a complete list of all real property and interests in real property leased by the Company (individually, a “Leased Property”) and identifies any material base leases and reciprocal easement or operating agreements relating thereto.  The Company has good and insurable fee title to all Owned Property and good and valid title to the leasehold estates in all Leased Property (an Owned Property or Leased Property being sometimes referred to herein, individually, as a “Company Property”), in each case free and clear of all Liens, except such Liens as are set forth in Schedule 3.07 (and none of such Liens individually or in the aggregate materially impairs, or could reasonably be expected materially to impair, the continued use and operation of the Company Property to which they relate in the conduct of the business of the Company).

(b)                                 There (i) is adequate access between each Company Property and public roads, and there are no pending or threatened Proceedings that could have the effect of impairing or restricting such access, (ii) are sufficient parking spaces on each Company Property to comply with all applicable provisions of any agreements to which such Company Property is subject, local zoning requirements and all other Applicable Laws, (iii) to Seller’s knowledge there are no material defects in the roof, foundation, sprinkler mains, structural, mechanical and HVAC systems and masonry walls in any of the  improvements upon each Company Property, no significant repairs thereof are required, and all periodic maintenance has been done and is being done consistent with first class maintenance standards for real property of similar size and age in the vicinity of such Company Property.

SECTION 3.08.  Intellectual Property.

(a)                                 Schedule 3.08 sets forth a true and complete list of all Intellectual Property (as defined in Section 3.08(d)), owned, used, filed by or licensed to the Company.  The Intellectual Property set forth on Schedule 3.08 is referred to in this Agreement as the “Company Intellectual Property”.  With respect to all Company Intellectual Property that is registered or subject to an application for registration, Schedule 3.08 sets forth a list of all jurisdictions in which such Company Intellectual Property is registered or registrations applied for and all registration and application numbers.  Except as set forth in Schedule 3.08, (i) all the Company Intellectual Property has been duly registered in, filed in or issued by the appropriate Governmental Entity where such registration, filing or issuance is necessary or appropriate for the conduct of the business of the Company, (ii)  the Company is the sole and exclusive owner of, and the Company has the right to use, execute, reproduce, display, perform, modify, enhance, distribute, prepare derivative works of and sublicense, without payment to any other person, all the Company Intellectual Property and the consummation of the Acquisition and the other transactions contemplated hereby does not and will not conflict with, alter or impair any such rights, and (iii) none of Seller and the Company has received any communication from any person asserting any ownership interest in any Company Intellectual Property.

(b)                                 None of Seller and the Company has granted any license of any kind relating to any Technology (as defined in Section 3.08(d)) or Company Intellectual Property or the marketing or distribution thereof.  None of Seller and the Company is bound by or a party to any option, license or similar Contract relating to the Intellectual Property of any other person for the use of such Intellectual Property in the conduct of the business of the Company, except as set forth in Schedule 3.08 and except for so-called “shrink-wrap” license agreements relating to computer software licensed to the Company in the ordinary course of business.  The conduct of the business of the Company does not violate, conflict with or infringe the Intellectual Property of any other person.  Except as set forth in Schedule 3.08, (i) no claims are pending or, to the knowledge of Seller and the Company, threatened, against the Company by any person with respect to the ownership, validity, enforceability, effectiveness or use in the business of the Company of any Intellectual Property and (ii) none of Seller and the Company has received any communication alleging that the Company violated any rights relating to Intellectual Property of any person.

(c)                                  All material Technology has been maintained in confidence in accordance with protection procedures customarily used in the industry to protect rights of like importance.  All former and current members of management and key personnel of the Company,  including all former and current employees, agents, consultants and independent contractors who have contributed to or participated in the conception and development of material Technology (collectively, “Personnel”), have refrained and shall refrain from disclosing proprietary information of the Company.  None of the current officers and employees of the Company has any patents issued or applications pending for any device, process, design or invention of any kind now used or needed by the Company in the furtherance of the business of the Company, which patents or applications have not been assigned to the Company with such assignment duly recorded in the United States Patent and Trademark Office.

(d)                                 In this Agreement:

“Intellectual Property” means any patent (including all reissues, divisions, continuations and extensions thereof), patent application, patent right, trademark, trademark registration, trademark application, servicemark, trade name, business name, brand name, copyright, copyright registration, design, design registration, or any right to any of the foregoing.

“Technology” means all trade secrets, confidential information, inventions, know-how, formulae, processes, procedures, research records, records of inventions, test information, market surveys and marketing know-how of the Company.

SECTION 3.09.  Contracts.

(a)                                 Except as set forth in Schedule 3.09, neither the Company nor any Subsidiary is a party to or bound by any:

(i)                                     employment agreement or employment contract;

(ii)           collective bargaining agreement or other contract with any labor organization, union or association;

(iii)          covenant not to compete or other covenant restricting the development, manufacture, marketing or distribution of the products and services of the Company;

(iv)          Contract with (A)  Seller or any affiliate of Seller  or (B) any officer, director or employee of the Company, Seller or any affiliate of Seller;

(v)           lease, sublease or similar Contract with any person under which the Company is a lessor or sublessor of, or makes available for use to any person, (A) any Company Property or (B) any portion of any premises otherwise occupied by the Company;

(vi)          lease, sublease or similar Contract with any person under which (A) the Company is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any person or (B) the Company is a lessor or sublessor of, or makes available for use by any person, any tangible personal property owned or leased by the Company, in any such case which has an aggregate future liability or receivable, as the case may be, in excess of $25,000 and is not terminable by the Company by notice of not more than 60 days for a cost of less than $25,000;

(vii)         (A) continuing Contract for the future purchase of materials, supplies or equipment, (B) management, service, consulting or other similar Contract or (C) advertising agreement or arrangement, in any such case which has an aggregate future liability to any person in excess of $25,000 and is not terminable by the Company by notice of not more than 60 days for a cost of less than $25,000;

(viii)        license, sublicense, option or other agreement relating in whole or in part to the Company Intellectual Property (including any license or other agreement under which the Company is licensee or licensor of any Intellectual Property) or to any Technology;

(ix)          Contract under which the Company has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any person or any other note, bond, debenture or other evidence of indebtedness of the Company;

(x)           Contract (including any so-called take-or-pay or keepwell agreements) under which (A) any person including the Company, has directly or indirectly guaranteed indebtedness, liabilities or obligations of the Company or (B) the Company has directly or indirectly guaranteed indebtedness, liabilities or obligations of any person;

(xi)          Contract under which the Company has, directly or indirectly, made any advance, loan, made any extension of credit outside the ordinary course of business, or capital contribution to, or other investment in, any person;

(xii)         Contract granting a Lien upon any Company Property or any other asset;

(xiii)        Contract providing for indemnification of any person with respect to liabilities relating to any current or former business of the Company, a Subsidiary or any predecessor person;

(xiv)        a power of attorney;

(xv)         a Contract not made in the ordinary course of business;

(xvi)        a confidentiality agreement;

(xvii)       a Contract (including a purchase order), involving payment by the Company of more than $25,000 or extending for a term more than 180 days from the date of this Agreement  (unless terminable without payment or penalty upon no more than 60 days’ notice);

(xviii)      a Contract (including a sales order) involving the obligation of the Company to deliver products or services for payment of more than $25,000 or extending for a term more than 180 days from the date of this Agreement (unless terminable without payment or penalty upon no more than 60 days’ notice);

(xix)        a Contract for the sale of any asset of the Company (other than inventory sales in the ordinary course of business) or the grant of any preferential rights to purchase any such asset or requiring the consent of any party to the transfer thereof;

(xx)         a Contract with or license or Permit by or from any Governmental Entity;

(xxi)        a currency exchange, interest rate exchange, commodity exchange or similar Contract;

(xxii)       a Contract for any joint venture, partnership or similar arrangement;

(xxiii)      a Contract providing for the services of any dealer, distributor, sales representative, franchisee or similar representative involving the payment or receipt over the life of such Contract in excess of $25,000 by the Company;

(xxiv)     a Contract providing for the provision of advertising services and involving the payment or receipt over the life of such Contract in excess of $25,000 by the Company;

(xxv)      other Contract that has an aggregate future liability to any person in excess of $25,000 and is not terminable by the Company by notice of not more than 60 days for a cost of less than $25,000; or

(xxvi)     a Contract other than as set forth above to which the Company is a party or by which it or any of its assets or businesses is bound or subject that is material to the business of the Company or the use or operation of its assets.

(b)           Except as set forth in Schedule 3.09, all Contracts listed in the Schedules (the “Company Contracts”) are valid, binding and in full force and effect and are enforceable by the Company in accordance with their terms.  Except as set forth in Schedule 3.09, the Company has performed all obligations required to be performed by it to date under the Company Contracts, and it is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any  respect thereunder and, to the knowledge of Seller and the Company, no other party to any Company Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder.  None of Seller and the Company has, except as disclosed in the applicable Schedule, received any notice of the intention of any party to terminate any Company Contract.  Complete and correct copies of all Company Contracts, together with all modifications and amendments thereto, have been delivered to Purchaser.

SECTION 3.10.  Inventory.  Each item of inventory of the Company, whether reflected on the Balance Sheet or subsequently acquired, (a) is free of any material defect or deficiency, (b) is in good, usable and currently marketable condition (except for refurbishable FuelMaker cores) in the ordinary course of the business of the Company (subject, in the case of raw materials and work-in-process, to the completion of the production process) and (c) is properly reflected in the books and records of the Company at the lesser of cost and fair market value, with adequate obsolescence reserves, all as determined in accordance with GAAP.  The inventory of the Company is generally of a quality and quantity usable and salable at customary gross margins and with customary markdowns consistent in all material respects with past practice in the ordinary course of business and is reflected on the Balance Sheet and in the books and records of the Company in accordance with GAAP.  Since the date of the Balance Sheet, there have not been any write-downs of the value of, or establishment of any reserves against, any inventory of the Company.

SECTION 3.11.  Personal Property.  Schedule 3.11 sets forth a brief description of each item of personal property of the Company with an original cost in excess of $5,000, indicating, in each case, the purchase price thereof, the year of purchase and the accumulated book depreciation.  Each such item is in good working order (ordinary wear and tear excepted), is free from any material defect and has been well maintained, and no repairs, replacements or regularly scheduled maintenance relating to any such item has been deferred.  All leased personal property of the business of the Company is in all material respects in the condition required of such property by the terms of the lease applicable thereto.

SECTION 3.12.  Receivables.  Notwithstanding anything set forth on Schedule 3.12, all the accounts receivable of the Company (a) represent actual indebtedness incurred by the applicable account debtors and (b) have arisen from bona fide transactions in the ordinary course of the business of the Company.  Notwithstanding anything set forth on Schedule 3.12,to the best of Seller’s knowledge, all such accounts receivable are good and should be collected within sixty days at the aggregate recorded amounts thereof.  Notwithstanding anything set forth on Schedule 3.12,since the date of the Balance Sheet, there have not been any write-offs as uncollectible of any customer accounts receivable of the Company.

SECTION 3.13.  Permits.

(a)           Schedule 3.13 sets forth all certificates, licenses, permits, authorizations and approvals (“Permits”) issued or granted to the Company.  Except as set forth in Schedule 3.13, (i) all such Permits are validly held by the Company, and the Company has complied in all material respects with all terms and conditions thereof, (ii) none of Seller and the Company has received notice of any suit, action or proceeding (a “Proceeding”) relating to the revocation or modification of any such Permits the loss of which, individually or in the aggregate, has had and could reasonably be expected to have a Company Material Adverse Effect, and (iii) none of such Permits will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or the consummation of the Acquisition.

(b)           Except as listed in Schedule 3.13 (b), the Company possesses all Permits to own or hold under lease and operate its assets and to conduct its business as currently conducted.  Notwithstanding any other provision of this Agreement (including, without limitation, the provisions of Article VIII) or anything set forth on Schedule 3.13, from and after the Closing, Seller shall be solely responsible for any and all Losses arising out of the Company’s failure to possess any Permits prior to the Closing Date.

SECTION 3.14.  Insurance.  The Company maintains policies of fire and casualty, liability and other forms of insurance in such amounts, with such deductibles and against such risks and losses as are reasonable for the business and assets of the Company.  The insurance policies maintained with respect to the Company and its assets and properties are set forth on Schedule 3.14.  All such policies are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date under comprehensive general liability and workmen’s compensation insurance policies), and no notice of cancellation or termination has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.  The activities and operations of the Company have been conducted in a manner so as to conform in all material respects to all applicable provisions of such insurance policies.

SECTION 3.15.  Taxes.

(a)           For purposes of this Agreement:

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Post-Closing Tax Period” shall mean any taxable period (or portion thereof) that begins on or after the Closing Date.

“Pre-Closing Tax Period” shall mean all taxable periods (or portions thereof) ending on or before the Closing Date.

“Tax” or “Taxes” shall mean all federal, state, county, local, municipal, foreign and other taxes, assessments, duties or similar charges of any kind whatsoever, including all corporate franchise, income, sales, use, ad valorem, receipts, value added, profits, license, withholding, payroll, employment, excise, premium, property, customs, net worth, capital gains, transfer, stamp, documentary, social security, environmental, alternative minimum, occupation, recapture and other taxes, and including all interest, penalties and additions imposed with respect to such amounts, and all amounts payable pursuant to any agreement or arrangement with respect to Taxes.

“Taxing Authority” shall mean any domestic, foreign, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising tax regulatory authority.

“Tax Return” or “Tax Returns” shall mean all returns, declarations of estimated tax payments, reports, estimates, information returns and statements, including any related or supporting information with respect to any of the foregoing, filed or to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

(b)           The Company has filed or caused to be filed in a timely manner (within any applicable extension periods) all material Tax Returns required to be filed by Applicable Law, and all such Tax Returns were correct and complete in all material respects; (ii) all Taxes for which the Company is liable have been timely paid in full and the Balance Sheet reflects an adequate reserve for all Taxes of the Company accrued but not yet due for all taxable periods and portions thereof through the date of such Balance Sheet; and (iii) there are no liens for Taxes applicable to any of the assets of the Company except for Taxes not yet due and payable.

(c)           No Tax Return of the Company has ever been audited or examined by a Taxing Authority, and no written or unwritten notice of such an audit or examination has been received by the Company.

(d)           The Company is not party to or bound by any tax sharing agreement, tax indemnity obligation or similar agreement, arrangement or practice with respect to Taxes.

(e)           The Company will not be required to include any income or gain in, or exclude any deduction or loss from, taxable income for any Post-Closing Tax Period as a result of (i) any change in method of accounting made prior to the Closing, (ii) closing agreement under Section 7121 of the Code executed prior to the Closing, (iii) installment sale or open transaction disposition consummated prior to the Closing, or (iv) prepaid amount received prior to the Closing.  The Company has not taken any other action, other than in the ordinary course of business in accordance with past practice, that would have the effect of deferring a measure of Tax (including income, sales, gross receipts or payroll) from a Pre-Closing Tax Period to a Post-Closing Tax Period.

(f)            (i)  No property of the Company is “tax exempt use property” within the meaning of Section 168(h) of the Code or “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (ii)  the Company is not a party to any lease made pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954, and (iii)  the Company is not a party to any agreement under which it is treated as a lessor or lessee of “limited use property” within the meaning of Rev. Proc. 2001-28.

(g)           The Company has complied in all respects with all Applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code or any comparable provision of any state, local or foreign laws) and has, within the time and in the manner prescribed by Applicable Law, withheld from and paid over to the proper Taxing Authorities all amounts required to be so withheld and paid over under Applicable Laws.

(h)           The Company has delivered to Purchaser complete and accurate copies of all documents requested by Purchaser relating to Taxes of, or Tax Returns filed by or on behalf of, the Company.

(i)            There are no jurisdictions outside the United States in which the Company is required to file a Tax Return, or is otherwise subject to Tax by virtue of having a permanent establishment or other place of business in that jurisdiction, or to the knowledge of the Company, otherwise.  No claim has ever been made in writing (or otherwise to the knowledge of the Company) by a Taxing Authority in a jurisdiction where the Company does not currently file Tax Returns that the Company is or may be subject to taxation (including obligations to withhold amounts in respect of Tax) by that jurisdiction.

(j)            Schedule 3.15 sets forth each state, county, local or municipal jurisdiction in which the Company files, is required to file or has been required to file a Tax Return relating to state and local income, franchise, license, excise, net worth, property or sales and use taxes or is or has been liable for any Taxes on a “nexus” basis at any time.  The Company has not conducted activities since December 31, 2011 in any jurisdiction that will require it to pay Taxes or file Tax Returns in such jurisdiction of a type that it had not filed or paid in the most recently ended taxable period for which a Tax or a Tax Return of such type would be due.

(k)           The Company is in full compliance with all terms and conditions of, any Tax exemption, Tax holiday or other Tax reduction agreement with or order of a Taxing Authority with respect to the Company.

(l)            Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

(m)          The Company has been a “qualified subchapter S subsidiary” (within the meaning of Section 1361(b)(3)(B) of the Code) since its inception and, as of the Closing, will be a “qualified subchapter S subsidiary” (within the meaning of Section 1361(b)(3)(B) of the Code).

(n)           Except for the purchase by the Company of certain assets of Gas Equipment Systems, Inc, in April 2011, the Company is not a successor to any Person by reason of any acquisition of a substantial part of the assets of another Person, whether by contract or by operation of Law pursuant to a merger or consolidation or similar transaction, and the Company will not become such a successor by virtue of the Acquisition.

SECTION 3.16.  Proceedings.  Schedule 3.16 sets forth a list of each pending or, to the knowledge of Seller and the Company, threatened Proceeding or claim against or affecting the Company or any of its assets.  Except as set forth in Schedule 3.16, none of the Proceedings or claims listed in Schedule 3.16 would have, if so determined, individually or in the aggregate, a Company Material Adverse Effect.  Except as set forth in Schedule 3.16, to the knowledge of Seller and the Company, there are no unasserted claims of the type that would be required to be disclosed in Schedule 3.16 if counsel for the claimant had contacted the Company that if asserted would have at least a reasonable possibility of an adverse determination.  To the knowledge of Seller and the Company, except as set forth in Schedule 3.16, the Company is not a party or subject to or in default under any Judgment.  Except as set forth in Schedule 3.16, there is not any Proceeding or claim by the Company pending, or which the Company intends to initiate, against any other Person.  Except as set forth in Schedule 3.16, to the knowledge of Sellers and the Company, there is no pending or threatened investigation of or affecting the Company.  Notwithstanding any other provision of this Agreement (including, without limitation, the provisions of Article VIII), from and after the Closing, Seller shall be solely responsible for any and all Losses arising out of any of the matters listed on Schedule 3.16.

SECTION 3.17.  Benefit Plans.

(a)           For purposes of this Agreement:

“Employee Benefit Plan” shall mean any “employee benefit plan” as defined in Section 3(3) of ERISA which is maintained or contributed to by the Company or any ERISA Affiliate of the Company.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, as applied to the Company, (i) any corporation which is a member of a controlled group of corporations within the meaning of Section 414(b) of the Code of which the Company is a member; and (ii) any trade or business (whether or not incorporated) which is a member of a group of trades or businesses under common control within the meaning of Section 414(c) of the Code of which the Company is a member.

“Multiemployer Plan” shall mean an Employee Benefit Plan that is a “multiemployer plan” within the meaning of Sections 3(37) or 4001(a)(3) of ERISA.

“Pension Plan” shall mean any Employee Benefit Plan, other than a Multiemployer Plan, which is subject to Section 412 of the Code or Section 302 of ERISA.

(b)           The Company does not maintain or have an obligation to contribute to or have any liability with respect to and has never maintained, had an obligation to contribute to, or had any liability with respect to any Employee Benefit Plan (including any Pension Plan or Multiemployer Plan).

(c)           No ERISA Affiliate of the Company (i) maintains or has ever maintained any Pension Plan, (ii) maintains or has ever maintained or been required to contribute to any Multiemployer Plan, or (iii) except to the extent required under Section 4980B of the Code, provided health and welfare benefits (through purchase of insurance or otherwise) for any retired or former employees of the Company or any ERISA Affiliate.

SECTION 3.18.  Absence of Changes or Events.  Except as set forth in Schedule 3.18, since the date of the Balance Sheet, there has not been any material adverse change in the business, assets, condition (financial or otherwise), prospects or results of operations of the Company.  Since the date of the Balance Sheet, the business of the Company has been conducted in the ordinary course and in substantially the same manner as previously conducted.

SECTION 3.19.  Compliance with Applicable Laws.

(a)           Except as set forth in Section 3.19 the Company is in compliance with all Applicable Laws, including those relating to occupational health and safety or the environment.  Except as set forth in Schedule 3.19, none of Seller and the Company has received any communication from any Person that alleges that the Company is not in compliance with any Applicable Law.  The current use by the Company of the plants, offices and other facilities located on the Company Properties does not violate any local zoning or similar land use or government regulations in any material respect.  This Section 3.19(a) does not relate to matters with respect to Taxes, which are the subject of Section 3.15, or to environmental matters, which are the subject of Section 3.19(b).

(b)           Except as set forth in Schedule 3.19, (i) none of Seller and the Company has received any communication from any Person that alleges that the Company is not in compliance with any Environmental Law or subject to liability under any Environmental Law, (ii) the Company holds, and is in compliance with, all Permits required for the Company to conduct its business under Environmental Laws, and is in compliance with all Environmental Laws, (iii)  Seller and the Company, after inquiry, have no knowledge of any environmental reports that disclose environmental liabilities, (iv) the Company has not entered into or agreed to any court decree or order and are not subject to any Judgment relating to compliance with any Environmental Law or to investigation or cleanup of Hazardous Material (as defined below), (v)  the Company does not have any contingent liabilities including any assumed, whether by contract or operation of law, liabilities or obligations, in connection with any Hazardous Materials or arising under any Environmental Laws in connection with its business or any formerly owned or operated divisions, subsidiaries, or companies, (vi) there are no known or suspected asbestos-containing materials or vessels containing polychlorinated biphenyls on, at or under any Company Property, (vii)  the Company has never owned, leased or operated any other real property other than the Company Properties, (viii) the Company has not disposed of, or arranged for the disposal of, Hazardous Materials at any onsite or offsite location, and

(ix) Seller and the Company, after inquiry, are not aware of any Releases (as defined below) of Hazardous Materials on, at or under any of the Company Properties or any other property or facility formerly owned, leased or operated by the Company or any of its predecessors.  The term “Environmental Laws” means any and all Applicable Laws, Judgments and Permits issued, promulgated or entered into by or with any Governmental Entity, relating to the environment, preservation or reclamation of natural resources, or to the protection of human health as it relates to the environment, including Applicable Laws relating to noise levels, or to the management, Release (as defined below) or threatened Release of Hazardous Materials.  The term “Hazardous Materials” means (1) any and all radioactive materials or wastes, petroleum (including crude oil or any fraction thereof) or petroleum distillates, asbestos or asbestos containing materials, urea formaldehyde foam and (2) any other wastes, materials, chemicals or substances regulated pursuant to any Environmental Law.  The term “Release” means any spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, dumping, pouring, emanation or migration of any Hazardous Material in, into, onto, or through the environment (including ambient air, surface water, ground water, soils, land surface, subsurface strata) or within any building, structure, facility or fixture.

(c)           The occupancies and uses of the Company Properties, as well as the development, construction, management, maintenance, servicing and operation of the Company Properties, comply with all Applicable Laws and are not in violation of any thereof; and all certificate(s) of occupancy and all other Permits required by Applicable Law for the proper use and operation of the Company Properties are in full force and effect.  All approvals, consents, Permits, utility installations and connections required for the development, construction, maintenance, operation and servicing of the Company Properties have been granted, effected, or performed and completed (as the case may be), and all fees and charges therefor have been fully paid. None of Seller and the Company has received notice of, and do not otherwise have knowledge of, any violations, Proceedings or Judgments relating to zoning, building use and occupancy, traffic, fire, health, sanitation, air pollution, ecological, environmental or other laws or regulations, against, or with respect to, the Company Properties.

SECTION 3.20.  Employee and Labor Matters.

(a)           Except as set forth in Schedule 3.20:  (i) there is not any, and there has not been any, labor strike, dispute, work stoppage or lockout pending, or, to the knowledge of Seller and the Company, threatened, against or affecting the Company; (ii) to the knowledge of Seller and the Company, no union organizational campaign is in progress with respect to the employees of the Company and no question concerning representation of such employees exists; (iii)  the Company is not engaged in any unfair labor practice; (iv) there are no unfair labor practice charges or complaints against the Company pending, or, to the knowledge of Seller and the Company, threatened, before the National Labor Relations Board; (v) there are no pending, or, to the knowledge of Seller and the Company, threatened, union grievances against the Company as to which there is a reasonable possibility of adverse determination and that, if so determined, individually or in the aggregate, could reasonably be expected to have a Company Material Adverse Effect; (vi) there are no pending, or, to the knowledge of Seller and the Company, threatened, charges against the Company or any of its current or former employees before the Equal Employment Opportunity Commission or any state or local agency responsible for the prevention of unlawful employment practices; and (vii) none of Seller and the Company has received any communication of the intent of any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation of or affecting the Company and, to the knowledge of Seller and the Company, no such investigation is in progress.

(b)           Schedule 3.20 sets forth the name and address of each employee of the Company, and contains a list of all officers and other employees of and consultants to the Company, together with the current job title or relationship to the Company and the current annual salary (including bonus) for each such person, including a description of applicable bonus or benefit plans.

(c)           No employee of the Company is, to the knowledge of Seller and the Company, a party to or bound by any Contract, or subject to any Judgment that may interfere with the use of such person’s best efforts to promote the interests of the Company, may conflict with the Company or the transactions contemplated hereby or that has had or could reasonably be expected to have a Company Material Adverse Effect.  To the knowledge of Seller and the Company, no activity of any employee of the Company as or while an employee of the Company has caused a violation of any employment contract, confidentiality agreement, patent disclosure agreement or other Contract to which such employee was a party.  To the knowledge of Seller and the Company, neither the execution and delivery of this Agreement nor the consummation of the Acquisition will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract under which any such employee is now obligated.

(d)           The Company has complied, and is currently in compliance, with all Applicable Laws related to the employment of employees, including provisions relating to the hiring of employees, payment of wages, hours of work, classification of employees as exempt from overtime regulations, classification of Persons as independent contractors, leaves of absence, equal opportunity, discrimination, harassment, retaliation, occupational health and safety, employee privacy rights, immigration, and workers’ compensation.

SECTION 3.21.  Transactions with Affiliates.  Except as set forth in Schedule 3.21, none of the Contracts set forth in Schedule 3.09 between the Company, on the one hand, and Seller or any of its affiliates, on the other hand, will continue in effect subsequent to the Closing.  Except as set forth in Schedule 3.21, after the Closing none of the affiliates of Seller will have any  interest in any property (real or personal, tangible or intangible) or Contract of the Company or used in or pertaining to their business.  Except as set forth in Schedule 3.21, Seller provides no material services to the Company or any Subsidiary.

SECTION 3.22.  Effect of Transaction.  Except as set forth in Schedule 3.22, to Seller’s knowledge no creditor, employee, client, customer or other person having a material business relationship with the Company or any Subsidiary has changed, or informed  Seller or the Company that such person intends to change, or is likely to change, such relationship because of the purchase and sale of the Company or the consummation of any other transaction contemplated hereby.

SECTION 3.23.  Accounts; Safe Deposit Boxes; Powers of Attorney; Officers and Directors.  Schedule 3.23 sets forth (i) a true and correct list of all bank and savings accounts, certificates of deposit and safe deposit boxes of the Company and those persons authorized to sign thereon, (ii) true and correct copies of all corporate borrowing, depository and transfer resolutions and those persons entitled to act thereunder, (iii) a true and correct list of all powers of attorney granted by the Company and those persons authorized to act thereunder and (iv) a true and correct list of all officers and directors of the Company.

SECTION 3.24.  Disclosure.  No representation or warranty of Seller and/or the Company contained in this Agreement or in any Ancillary Agreement, and no statement contained in any document, certificate, Schedule or communication furnished or to be furnished by or on behalf of Seller to Purchaser or any of its representatives pursuant to this Agreement, contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading or necessary in order to fully and fairly provide the information required to be provided in any such document, certificate, Schedule or communication.  The financial projections relating to the Company delivered to Purchaser were prepared on the basis of assumptions Purchaser and the Company reasonably believed in good faith at the time of preparation to be reasonable and Seller and the Company do not have any knowledge of any fact or information that would lead them to believe that such assumptions are incorrect or misleading in any material respect.

SECTION 3.25.  Suppliers.  Except as set forth in Schedule 3.25, between the date of the Balance Sheet (March 31, 2013) and the date of this Agreement, the Company has not entered into or made any contract or commitment for the purchase of merchandise other than in the ordinary course of business consistent with past practice.  Except for the suppliers named in Schedule 3.25, the Company does not have any supplier from whom it purchased more than $25,000 in the aggregate of goods and services during its most recent full fiscal year.  Except as set forth in Schedule 3.25, since the date of the Balance Sheet, there has not been (i) any material adverse change in the business relationship of the Company with any supplier of merchandise named in Schedule 3.25 or (ii) any change in any material term (including credit terms) of the supply agreements or related arrangements with any such supplier.

SECTION 3.26.  Customers.  Except for the customers named in Schedule 3.26, the Company does not have any customer to whom it made more than $25,000 in the aggregate of sales during its most recent full fiscal year.  Except as set forth in Schedule 3.26, since the date of the Balance Sheet, there has not been (i) any material adverse change in the business relationship of the Company with any customer named in Schedule 3.26 or (ii) any change in any material term (including credit terms) of the sales agreements or related agreements with any such customer.  The Company has not received any material customer complaint concerning its products and services, nor has it had any of its products returned by a purchaser thereof.

SECTION 3.27.  Product Liability.  The Company does not have any liability (and to the knowledge of Seller there are no facts or circumstances that could reasonably be expected to give rise to any future liability) arising out of any injury to individuals or property as a result of the ownership, possession, or use of any of the Company’s products.

SECTION 3.28.  Government Contract Matters.

(a)           The Company has not been suspended or debarred from bidding on Contracts or subcontracts for any Governmental Entity, nor has any suspension or debarment action been commenced.

(b)           None of the Company or its executive officers (as such term is defined in Rule 3b-7 of the Securities Exchange Act of 1934, as amended (“Exchange Act”)) have, within the preceding three years, been convicted or had a civil judgment rendered against them for: commission of fraud or a criminal offense in connection with obtaining or attempting to obtain, or performing a federal, state or local government Contract or subcontract; violation of federal or state antitrust statutes relating to the submission of offers; or commission of embezzlement, theft, forgery, bribery, falsification or destruction of records, making false statements, Tax evasion, or receiving stolen property.

(c)           No termination, default, cure or show cause notice has been issued to the Company under any Contract with a Governmental Entity.

(d)           There exist no outstanding requests for equitable adjustment or other contractual action for material relief against the Company with respect to any Contract with a Governmental Entity.

(e)           The Company has complied with, and has conducted its operations in accordance with, each Applicable Law pertaining to Contracts with Governmental Entities, including compliance with all applicable wage requirements.

SECTION 3.29.  Contract Backlog.  Schedule 3.29 sets forth a complete and accurate list, on a contract-by-contract basis determined as of March 31, 2013, of the Contract Backlog of the Company. For purposes of this Section 3.29, “Contract Backlog” means revenues projected to be recognized from signed Contracts on hand with respect to which cancellation is not anticipated by the Company. With respect to the Contracts listed on Schedule 3.09, each Contract which has been funded is so indicated. The Contract Backlog amounts set forth on Schedule 3.29, both individually and in the aggregate, constitute Seller’s best obtainable estimate of such amounts as of such date, based upon then-existing facts and circumstances known to Seller and the Company, and are based upon utilizing the  existing rates, quotes, contracts, wages and operating costs of Seller.  Since the date of the Balance Sheet, there has not been a material (more than 10%) reduction in total Contract Backlog.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

SECTION 4.01.  Organization, Standing and Power.  Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on the ability of Purchaser to consummate the Acquisition and the other transactions contemplated hereby (a “Purchaser Material Adverse Effect”).

SECTION 4.02.  Authority; Execution and Delivery; and Enforceability.  Purchaser has full power and authority to execute this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the Acquisition and the other transactions contemplated hereby and thereby.  The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and the consummation by Purchaser of the Acquisition and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action.  Purchaser has duly executed and delivered this Agreement and prior to the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms.

SECTION 4.03.  No Conflicts.  The execution and delivery by Purchaser of this Agreement do not, the execution and delivery by Purchaser of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation of the Acquisition and the other transactions contemplated hereby and thereby and compliance by Purchaser with the terms hereof and thereof will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Purchaser or any of its subsidiaries under, any provision of (i) the certificate of incorporation or by-laws of Purchaser or any of its subsidiaries, (ii) any Contract to which Purchaser or any of its subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) any Judgment or Applicable Law applicable to Purchaser or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and could not reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.04.  Validity of Common Stock.  The shares Common Stock to be issued to Seller pursuant to this Agreement have been duly authorized and, upon delivery in accordance with the provisions of this Agreement, including the meeting of all necessary conditions herein for issuance, will be validly issued, fully paid and non-assessable.

SECTION 4.05.  Certain Proceedings.  There is no pending Proceeding that has been commenced against Purchaser or CLNE that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, the Acquisition or the other transactions contemplated hereby, and, to Purchaser’s knowledge, no such Proceeding has been threatened.

SECTION 4.06.  SEC Reports.  All reports, schedules, forms, statements and other documents of CLNE filed with or furnished to the U.S. Securities and Exchange Commission prior to the date hereof and on or after December 31, 2010 and publicly available on the date hereof of the SEC’s Electronic Data Gathering, Analysis and Retrieval System (the “SEC Reports”) were filed in a timely manner and in compliance in all material respects with all Applicable Laws and other requirements applicable thereto.  As of their respective dates (or if amended prior to the date hereof, as of the date of such amendment), the SEC Reports complied in all material respects with the requirements under Applicable Law regarding the accuracy and completeness of the disclosures contained therein.

SECTION 4.07.  Financial Statements.  The consolidated balance sheet (including the related notes and schedules) included in the audited consolidated financial statements of CLNE for the fiscal year ended December 31, 2012 (the “CLNE Financial Statements”) fairly presents the consolidated financial position of CLNE and its subsidiaries as of its date, and the consolidated statements of income, equity, and cash flows and of changes in financial position included in the CLNE Financial Statements (including any related notes and schedules) fairly present the results of operations, equity, cash flows and changes in financial position, as the case may be, of CLNE and its subsidiaries for the periods set forth therein, in each case in conformity with GAAP consistently applied during the periods involved, except as may be noted therein.

SECTION 4.08.  No Distribution of Securities.  The Shares to be purchased by Purchaser pursuant to this Agreement will be acquired by Purchaser for investment for Purchaser’s own account and not as a nominee or agent, and not with a view to the sale or distribution thereof in a manner that would violate the Securities Act or any Applicable Law.  Purchaser has: (a) received and read all information that Purchaser has requested regarding the Company’s business, management and financial affairs; and (b) had the opportunity to discuss such matters with directors, officers and management of Seller and the Company.

ARTICLE V
COVENANTS

SECTION 5.01.  Confidentiality.

(a)           Purchaser and Seller are parties to a confidentiality agreement dated January 11, 2013 (the “Confidentiality Agreement”).  Effective upon the Closing, the Confidentiality Agreement shall terminate with respect to Purchaser as it concerns information relating to the Company.

(b)           Seller shall keep confidential, and cause its affiliates and its and their officers, directors, employees and advisors to keep confidential, all information relating to the Company, except as required by law or administrative process and except for information that is available to the public on the Closing Date, or thereafter becomes available to the public other than as a result of a breach of this Section 5.01(b).

SECTION 5.02.  Expenses; Transfer Taxes.

(a)           Except as set forth in Section 9.03 and Article VIII, all costs and expenses incurred in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense.

(b)           All transfer, documentary, value added, sales, use, stamp, registration and other such Taxes (including real estate transfer Taxes), and all conveyance fees, recording charges and other similar fees and charges (including any penalties and interest) (collectively, “Transfer Taxes”), applicable to the transfer of the Shares shall be paid by Seller.  Each party shall use reasonable efforts to avail itself of any available exemptions from any such Transfer Taxes, and to cooperate with the other parties in providing any information and documentation that may be necessary to obtain such exemptions.

SECTION 5.03.  Brokers or Finders.  Each of Purchaser and Seller represent, as to itself and its affiliates, that no agent, broker, investment banker or other firm or person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.

SECTION 5.04.  Tax Matters.

(a)           Income Tax Treatment.  The parties hereto acknowledge and agree the Acquisition shall be treated, for federal and state income Tax purposes, as a taxable acquisition by Purchaser from Seller of the assets and liabilities of the Company pursuant to Section 1361(b)(3)(C)(ii) of the Code (the “Intended Tax Treatment”).  The parties shall, and shall cause their respective affiliates to, file all Tax Returns and, in the course of all Tax-related proceedings, take positions and any other actions consistent with the Intended Tax Treatment and the Allocation Schedule prepared pursuant to Section 5.04(b); provided, however, that if, in any audit of any Tax Return by a Taxing Authority, the fair market values of the assets of the Company as of the Closing Date are finally determined to be different from those used in the Allocation Schedule, the parties may (but shall not be obligated to) take any position or action consistent with the fair market values as finally determined in such audit.  In the event the Intended Tax Treatment or values and allocations reflected in the Allocation Schedule are disputed by any Taxing Authority, the party receiving notice of the dispute will promptly notify the other party of the existence of the dispute and upon its resolution.

(b)           Purchase Price Allocation.

(i)            Following the Closing, Purchaser shall prepare and deliver to Seller for review and comment an allocation schedule (the “Allocation Schedule”) setting forth Purchaser’s allocation to the assets of the Company the total consideration deemed paid by Purchaser pursuant to this Agreement for federal income Tax purposes (the “Tax Consideration”), including the Purchase Price, as adjusted, the liabilities of the Company, and all other relevant items properly includible in determining the amount deemed paid by Purchaser for the assets of the Company for federal income Tax purposes.  The Allocation Schedule shall reflect the allocations set forth on the Value Schedule with respect to the assets identified thereon, and otherwise shall be prepared in accordance with the rules set forth in Section 1060 of the Code and the Treasury Regulations thereunder.  With respect to allocations to assets not listed on the Value Schedule, Purchaser shall consider in good faith any comments of Seller.

(ii)           Purchaser and Seller agree that cash, inventory, accounts receivable, prepaid expenses, and property, plant and equipment will be valued at net book value.

(iii)          If the Tax Consideration changes at any time after the Allocation Schedule is prepared by Purchaser and provided to Seller, Purchaser shall prepare and provide to Seller for review and comment before filing with its Tax Return a revised Allocation Schedule that reflects the change and is prepared in accordance with Sections 5.04(b)(i) and (ii).  Purchaser shall consider in good faith the comments of Seller.

(c)           Cooperation.  Seller, the Company and Purchaser shall reasonably cooperate, and shall cause their respective affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns, including maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes and audits with respect to all taxable periods relating to Taxes.

(d)           Tax Sharing Agreements.  Seller shall cause the provisions of any Tax sharing agreement between Seller or any of its affiliates (other than the Company) and the Company to be terminated on or before the Closing Date.  After the Closing Date, no party shall have any rights or obligations under any such Tax sharing agreement.

SECTION 5.05.  Post-Closing Cooperation.  Seller and Purchaser shall cooperate with each other, and shall cause their affiliates and their officers, employees, agents, auditors and representatives to cooperate with each other, after the Closing to ensure the orderly transition of the Company from Seller to Purchaser and to minimize any disruption to the Company that might result from the transactions contemplated hereby.

SECTION 5.06.  Publicity.  No public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior consent of the other parties (which consent shall not be unreasonably withheld), except as such release or announcement may be required by law or the rules or regulations of any United States or foreign securities exchange, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

SECTION 5.07.  Records.  On the Closing Date, Seller shall deliver or cause to be delivered to Purchaser all agreements, documents, books, records and files, including records and files stored on computer disks or tapes or any other storage medium (collectively, “Records”), if any, in the possession of Seller relating to the business and operations of the Company.

SECTION 5.08.  Agreement Not To Compete.

(a)           Seller understands that Purchaser shall be entitled to protect and preserve the going concern value of the business of the Company to the extent permitted by law and that Purchaser would not have entered into this Agreement absent the provisions of this Section 5.08 and, therefore, for a period of five (5) years from the Closing, Seller shall not, and shall cause each of its affiliates not to, directly or indirectly:

(i)            Except as in the capacity as a reseller for Purchaser, or in accordance with the Bilateral Sales Agreement entered as of the Effective Date between Seller and Purchaser, engage in any of the following activities or businesses, or establish any new businesses, within North America (the “Competitive Activities”): (A) selling compressed natural gas (CNG) equipment and/or CNG equipment repair and maintenance service (“CNG Equipment and Services”) that are sold by the Company, (B) soliciting any customer or prospective customer of the Company to purchase any CNG Equipment and Services sold by the Company from anyone other than Purchaser and its affiliates, and (C) assisting any person in any way to do, or attempt to do, anything prohibited by clause (A) or (B); provided, however, that nothing herein will prevent Mansfield from providing back office services (i.e., fuel  and gas to gallon transaction reconciliation and consolidation) to any of its customers; and

(ii)           Seller affirmatively commits that when it addresses CNG Equipment and Services with its customers, Seller will exclusively refer its customers to Company; in the event that the customer does not elect to purchase CNG Equipment or Services from Company, Seller will work in good faith to request that the customer grant Company a last look to obtain the business.  Furthermore, Seller will not sell another equipment or service provider’s equipment or services to any of Seller’s customers. .

(iii)          Notwithstanding anything to the contrary in this Agreement, to the extent that Seller or any of its owners or officers participate in any entity that builds non-public access CNG cardlock stations solely to serve petroleum haulers (except for incidental volume sold to other non-petroleum hauler entities), Seller commits that Company shall be given a right of first refusal to provide the equipment and services, upon the best terms offered by any other potential provider.  If Company does not match such terms within ten (10) business days from the date of receipt of written notice from Seller, then Seller or such above-described entity may purchase equipment and services from other providers, and it shall not be deemed a violation of this Agreement.

(iv)          In the event that Sellers or any of its owners, or officers establish such an entity as referenced in Section 5.08(a)(iii), Purchaser has the right to invest, para passu with other outside investors, in such entity.

(v)           Notwithstanding the time period set forth above, for a period of two (2) years from the Closing, perform any of the following actions, activities or courses of conduct that would be detrimental to the business of the Company or its business reputation (“Detrimental Activities”):  (A) soliciting or recruiting  any employee of the Company, and (B) soliciting or encouraging any employee of the Company to leave the employment of the Company.  In addition, from and after the Closing, Seller will refrain from disclosing or furnishing to anyone any confidential information relating to the Company or otherwise using such confidential information for its own benefit or the benefit of any other person.

(b)           Notwithstanding any other provision of this Agreement, it is understood and agreed that the remedy of indemnity payments pursuant to this Agreement and other remedies at law would be inadequate in the case of any breach of the covenants contained in Section 5.08(a).  Purchaser shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of such covenants.

(c)           Seller acknowledges that the length, scope of activity and geographic coverage to which the restrictions imposed in this Section 5.08 shall apply are fair and reasonable and are reasonably required for the protection of Purchaser and the Company, including but not limited to protecting the Company’s confidential, proprietary and trade secret information, the stable workforce maintained by the Company, the relationships the Company maintains with its customers, and the goodwill in the Company acquired by Purchaser. Seller further acknowledges that the Company currently does business, is actively engaged in the pursuit of business or has conducted business within the prior five years in the U.S.

(d)           Seller represents that: (i) Seller is familiar with the covenants set forth in this Agreement; (ii) Seller is fully aware of his obligations under this Agreement, including the length of time, scope and geographic coverage of these covenants; (iii) Seller is receiving specific, bargained-for consideration for Seller’s covenants not to compete and not to solicit; and (iv) execution of this Agreement, and performance of Seller’s obligations under this Section 5.08, will not conflict with, or result in a violation or breach of, any other agreement to which Seller is a party or any judgment, order or decree to which Seller is subject.

(e)           At the option of Seller, this Section 5.08 shall be immediately terminated upon, (i) the institution by or against Purchaser of insolvency, receivership or bankruptcy proceedings or any other proceedings for the settlement of Purchaser’s debts, (ii) Purchaser making an assignment for the benefit of creditors, or (iii) Purchaser’s dissolution or ceasing to do business

SECTION 5.09.  Certain Licenses and Permits.  Seller agrees that all Permits which are held in the name of any employee, officer, director, stockholder, agent or otherwise on behalf of the Company shall be duly and validly transferred to the Company without consideration prior to the Closing and that the warranties, representations, covenants and conditions contained in this Agreement shall apply to the same as if held by the Company as of the date of this Agreement.

SECTION 5.10.  Resignations.  On the Closing Date, Seller shall cause to be delivered to Purchaser duly signed resignations, effective immediately after the Closing, of all directors of the Company and shall take such other action as is necessary to accomplish the foregoing.

SECTION 5.11.  Dispositions of Common Stock.  Prior to October 16, 2013 (the “Lock-Up Expiration Date”), Seller will not sell, transfer or make any other disposition of all or any portion of the shares of Common Stock issued to Seller pursuant to this Agreement.

SECTION 5.12.  Registration of Common Stock.  Following the Closing Date, Purchaser shall prepare and file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement covering the resale of the shares of Common Stock issued to Seller pursuant to this Agreement.  Purchaser shall have such registration statement declared effective by the SEC on or before the Lock-Up Expiration Date.  It shall be a condition precedent to the obligations of Purchaser to take any action pursuant to this Section 5.12 with respect to the shares of Common Stock issued to Seller pursuant to this Agreement that Seller shall furnish to Purchaser such information regarding itself, the shares of Common Stock held by it, and the intended method of disposition of such securities as shall be reasonably required to effect the registration of such shares of Common Stock.  All expenses that are incurred with respect to a registration pursuant to this Section 5.12 shall be borne by Purchaser.  In the event that Seller requests that a third party act in the capacity of an underwriter or any similar role, with respect to such Common Stock, then Seller will be responsible for such expenses.

SECTION 5.13.  Reports Under the Exchange Act.  With a view to making available to Seller the benefits of Rule 144 promulgated under the Securities Act and any rule or regulation of the SEC that may at any time permit Seller to sell the shares of Common Stock issued to Seller pursuant to this Agreement to the public without registration, Purchaser agrees: (a) to make and keep public information available, as those terms under understood and defined in Rule 144 and (b) to file with the SEC in a timely manner all reports and other documents required of Purchaser under the Securities Act and the Exchange Act so long as the filing of such reports and other documents is required for the applicable provisions of Rule 144.

SECTION 5.14.  Further Assurances.  From time to time, as and when requested by any party, each party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement, including, in the case of Seller, executing and delivering to Purchaser such assignments, deeds, bills of sale, consents and other instruments as Purchaser or its counsel may reasonably request as necessary or desirable for such purpose.

ARTICLE VI
CONDITIONS PRECEDENT

SECTION 6.01.  Conditions to Each Party’s Obligation.  The obligation of Purchaser to purchase and pay for the Shares and the obligation of Seller to sell the Shares to Purchaser is subject to the satisfaction or waiver on or prior to the Closing of the following conditions:

(a)           Governmental Approvals.  All authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity necessary for the consummation of the Acquisition shall have been obtained or filed or shall have occurred.

(b)           No Injunctions or Restraints.  No Applicable Law or Injunction enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Acquisition shall be in effect.

SECTION 6.02.  Conditions to Obligation of Purchaser.  The obligation of Purchaser to purchase and pay for the Shares is subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of Seller in this Agreement and the Ancillary Agreements that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date).  Purchaser shall have received a certificate signed by an authorized officer of Seller to such effect.  For purposes of determining the satisfaction of this condition, the representations of Seller shall be deemed not qualified by any references therein to materiality generally or to whether or not any breach results in a Seller Material Adverse Effect or a Company Material Adverse Effect.

(b)           Performance of Obligations of Seller.  Seller shall have performed or complied in all respects with all obligations and covenants required by this Agreement to be performed or complied with by Seller by the time of the Closing, and Purchaser shall have received a certificate signed by an authorized officer of Seller to such effect.

(c)           FIRPTA Certificate.  Seller shall have delivered to Purchaser at the Closing a certificate, in form and substance satisfactory to Purchaser, certifying that the Acquisition is exempt from withholding pursuant to the Foreign Investment in Real Property Tax Act because Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

(d)           Consents.  Purchaser shall have received written Consents from all Persons necessary or appropriate to effect the Acquisition and the other transactions contemplated hereby.

(e)           Absence of Proceedings.  There shall not be pending or threatened any Proceeding challenging or seeking to restrain or prohibit the Acquisition or any other transaction contemplated by this Agreement or the Ancillary Agreements or seeking to obtain from Purchaser or any of its subsidiaries in connection with the Acquisition any damages that are material in relation to Purchaser, the Company and their respective subsidiaries taken as a whole.

(f)            Ancillary Agreements.  Seller shall have duly executed and delivered all of the Ancillary Agreements to Purchaser, and such agreements shall be in form and substance satisfactory to Purchaser.

(g)           Other Documents.  Seller shall have furnished to Purchaser such other documents relating to corporate existence and authority, absence of Liens, and such other matters as Purchaser or its counsel may request.

SECTION 6.03.  Conditions to Obligation of Seller.  The obligation of Seller to sell is subject to the satisfaction (or waiver by Seller) on or prior to the Closing Date of the following conditions:

(a)                                 Representations and Warranties.  The representations and warranties of Purchaser made in this Agreement and the Ancillary Agreement qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date). Seller shall have received a certificate signed by an authorized officer of Purchaser to such effect.  For purposes of determining the satisfaction of this condition, the representations of Purchaser shall be deemed not qualified by any references therein to materiality generally or to whether or not any breach results in a Purchaser Material Adverse Effect.

(b)                                 Performance of Obligations of Purchaser.  Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Closing, and Seller shall have received a certificate signed by an authorized officer of Purchaser to such effect.

ARTICLE VII
AMENDMENT AND WAIVER

SECTION 7.01.  Amendments and Waivers.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.  By an instrument in writing Purchaser, on the one hand, or Seller, on the other hand, may waive compliance by the other with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.

ARTICLE VIII
INDEMNIFICATION

SECTION 8.01.  Tax Indemnification.

(a)                                 From and after the Closing, Seller shall be liable for, and shall indemnify Purchaser, its affiliates (including the Company) and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Purchaser Indemnitees”) against and hold them harmless from all liability: (i) for Taxes of the Company for the Pre-Closing Tax Period; (ii) for Taxes of Seller or any other person as a transferee or successor, by contract, by operation of Law or otherwise; (iii) for Losses (as defined in Section 8.02(a)) resulting from any breach of the representations and warranties under Section 3.15; (iv) for Taxes resulting from the Acquisition; and (v) for reasonable legal fees and expenses attributable to any item in clause (i), (ii), (iii) and (iv) above; provided, however, Seller shall not be liable and obligated to indemnify Purchaser for Taxes to the extent such Taxes were taken into account in determining Closing Working Capital.

(b)                                 In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”):

(i)                                     real, personal and intangible property Taxes (“Property Taxes”) of the Company for the Pre-Closing Tax Period shall equal the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and

(ii)                                  the Taxes of the Company (other than Property Taxes) for the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date.

(c)                                  Any indemnification to be made by Seller under this Section 8.01 shall be paid in cash within ten days after Purchaser makes written demand upon Seller, but in no case earlier than five business days prior to the date on which the relevant Taxes are required to be paid to the relevant Taxing Authority (including as estimated Tax payments).

SECTION 8.02.  Other Indemnification by Seller.

(a)                                 Seller shall be liable for, and shall indemnify each Purchaser Indemnitee against and hold it harmless from, any loss, liability, claim, damage or expense including reasonable legal fees and expenses (collectively, “Losses”), suffered or incurred by such Purchaser Indemnitee (other than any Loss subject to indemnification under Section 8.01) arising from, relating to or otherwise in respect of:

(i)                                     any breach of any representation or warranty of Seller contained in this Agreement, in any Ancillary Agreement or in any certificate delivered pursuant hereto (it being agreed and acknowledged by the parties that for purposes of the right to indemnification pursuant to this clause (i) the representations and warranties of Seller contained herein shall not be deemed qualified by any references herein to materiality generally or to whether or not any such breach results or may result in a Seller Material Adverse Effect or a Company Material Adverse Effect);

(ii)                                  any breach of any covenant of Seller contained in this Agreement;

(iii)                               any liability of the Company arising on or before the Closing Date under ERISA;

(iv)                              any liability of the Company arising on or before the Closing Date under any Applicable Law relating to the payment of wages; and

(v)                                 any other liability of the Company arising on or before the Closing Date that is not reflected or reserved against in the Balance Sheet.

(b)                                 No amount shall be payable by Seller to any Purchaser Indemnitee pursuant to clause (i) of Section 8.02(a) unless the aggregate of all Losses for which Seller would, but for this Section 8.02(b), be liable thereunder exceeds an amount equal to $200,000 (the “Basket”), at which point Seller shall become liable for all such Losses, including the Losses reflected in the Basket. Additionally, the cap on liability for the above breaches shall be $4,000,000.  The foregoing limitations shall not apply to any Seller indemnification obligation arising from, relating to or otherwise in respect of (i) fraud or intentional misrepresentation by Seller; or (ii) any Fundamental Representation (as defined in Section 8.06(a)).  Seller shall not have any liability for Losses under Section 8.02(a) to the extent any matter forming the basis for such Losses was considered when calculating the Closing Working Capital, and no Losses related thereto shall be aggregated for purposes of calculating the Basket.

SECTION 8.03.  Indemnification by Purchaser.  Purchaser shall indemnify each of Seller and its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Seller Indemnitees”) against and hold it harmless from any Loss suffered or incurred by such Seller Indemnitee arising from, relating to or otherwise in respect of:

(i)                                     any breach of any representation or warranty of Purchaser in this Agreement, in any Ancillary Agreement or in any certificate delivered pursuant hereto (it being agreed and acknowledged by the parties that for purposes of the right to indemnification pursuant to this clause (i) the representations and warranties of Purchaser contained herein shall not be deemed qualified by any references herein to materiality generally or to whether or not any such breach results or may result in a Purchaser Material Adverse Effect); and

(ii)                                  any breach of any covenant of Purchaser contained in this Agreement.

SECTION 8.04.  Termination of Indemnification.  The obligations to indemnify and hold harmless any party pursuant to Section 8.02(a)(i) or 8.03(i) shall terminate when the applicable representation or warranty terminates pursuant to Section 8.06(a); provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the person to be indemnified shall have, before the expiration of the applicable period, previously made a claim by delivering a notice of such claim pursuant to Section 8.05 to the party to be providing the indemnification.

SECTION 8.05.  Procedures.

(a)                                 Third Party Claims.  In order for a person (the “indemnified party”) to be entitled to any indemnification provided for under Section 8.02 or 8.03 in respect of, arising out of or involving a claim made by any person against the indemnified party (a “Third Party Claim”), such indemnified party must notify the indemnifying party in writing of the Third Party Claim promptly following receipt by such indemnified party of written notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been actually and materially prejudiced as a result of such failure.  Thereafter, the indemnified party shall deliver to the indemnifying party, promptly following the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third Party Claim.

(b)                                 Assumption.  If a Third Party Claim is made against an indemnified party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel of its choice reasonably acceptable to the indemnified party.  Should the indemnifying party so elect to assume the defense of a Third Party Claim, the indemnifying party shall not be liable to the indemnified party for any legal expenses subsequently incurred by the indemnified party in connection with the defense thereof.  Notwithstanding any other provision of this Agreement, the indemnifying party shall not have the right to assume or continue the defense of any Third Party Claim (and the indemnifying party shall be liable to the indemnified party for its legal expenses) if (i) in the reasonable opinion of the indemnified party, counsel for the indemnifying party could not adequately represent the interests of the indemnified party because its interests could be in conflict with those of the indemnifying party; (ii) the Third Party Claim is reasonably likely to have a material adverse effect on any other matter beyond the scope or limits of the indemnification obligation of the indemnifying party; or (iii) the indemnifying party shall not have assumed and diligently continued the defense of the Third Party Claim in a timely fashion.  If the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense.  The indemnifying party shall be liable for the fees and expenses of counsel employed by the indemnified party for any period during which the indemnifying party has not assumed the defense thereof.  If the indemnifying party chooses to defend or prosecute a Third Party Claim, all the indemnified parties shall cooperate in the defense or prosecution thereof.  Such cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Whether or not the indemnifying party assumes the defense of a Third Party Claim, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the indemnifying party’s prior written consent (which consent shall not be unreasonably withheld). If the indemnifying party assumes the defense of a Third Party Claim, the indemnified party shall agree to any settlement, compromise or discharge of a Third Party Claim that the indemnifying party may recommend and that by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Third Party Claim, which releases the indemnified party completely in connection with such Third Party Claim and that would not otherwise adversely affect the indemnified party.

(c)                                  Other Claims.  In the event any indemnified party should have a claim against any indemnifying party under Section 8.02 or 8.03 that does not involve a Third Party Claim being asserted against or sought to be collected from such indemnified party, the indemnified party shall deliver notice of such claim with reasonable promptness to the indemnifying party.  Subject to Sections 8.05 and 8.06, the failure by any indemnified party so to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to such indemnified party under Section 8.02 or 8.03, except to the extent that the indemnifying party demonstrates that it has been materially prejudiced by such failure.  If the indemnifying party does not notify the indemnified party within fifteen calendar days following its receipt of such notice that the indemnifying party disputes its liability to the indemnified party under Section 8.02 or 8.03, such claim specified by the indemnified party in such notice shall be conclusively deemed a liability of the indemnifying party under Section 8.02 or 8.03 and the indemnifying party shall pay the amount of such liability to the indemnified party on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined.

(d)                                 Procedures Relating to Indemnification of Claims under Section 8.01.

(i)                                     If a claim shall be made by any Taxing Authority, which, if successful, reasonably would be expected to result in an indemnity payment to any Purchaser Indemnitee pursuant to Section 8.01, Purchaser shall promptly notify Seller in writing of such claim (a “Tax Claim”).  If notice of a Tax Claim is not given to Seller within a sufficient period of time to allow Seller to effectively contest such Tax Claim, or in reasonable detail to apprise Seller of the nature of the Tax Claim, in each case taking into account the facts and circumstances with respect to such Tax Claim, Seller shall not be liable to any Purchaser Indemnitee to the extent that Seller’s position is actually and materially prejudiced as a result thereof.

(ii)                                  With respect to any Tax Claim relating solely to Taxes of the Company for a Tax period that ends on or before the Closing Date, Seller shall control all proceedings taken in connection with such Tax Claim (including selection of counsel); provided, however, that (A) Purchaser and counsel of its own choosing shall have the right to participate fully in all aspects of the prosecution or defense of any such Tax Claim, and (B) Seller shall not settle any such Tax Claim without the prior written consent of Purchaser.  Purchaser shall control all other proceedings with respect to all other Tax Claims.

(iii)                               Purchaser and the Company shall cooperate with Seller in contesting any Tax Claim, which cooperation shall include, without limitation, the retention and (upon Seller’s request) the provision to Seller of records and information which are reasonably relevant to such Tax Claim, and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Claim.

SECTION 8.06.  Survival of Representations.

(a)                                 The representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing as follows: (i) the representations and warranties in Articles II, III and IV shall survive for at least eighteen (18) months following the Closing (the “Survival Period”); provided, however, that (1) the representations and warranties in Sections 2.01, 2.02, 2.03, 2.04, 3.01, 3.02, 3.03 and 3.04 shall survive the Closing indefinitely; and (2) the representations and warranties in Sections 3.13, 3.15, 3.16, 3.17, 3.19 and 3.20 shall survive until the later of the end of the Survival Period and ninety days after the expiration of the applicable statute of limitations period (each representation and warranty set forth in subsections (1) and (2), a “Fundamental Representation”); (ii) the covenants shall survive the Closing until the time specified in each such covenant; and (iii) all other provisions of this Agreement shall survive indefinitely.

(b)                                 No indemnifying party shall have any liability for Losses under Section 8.02 or 8.03, as the case may be, to the extent that the indemnified parties fail to use their commercially reasonable efforts to mitigate such Losses.  The rights of each Purchaser Indemnitee under Section 8.02(a) and each Seller Indemnitee under 8.03(a) after the Closing shall not be affected by any investigation or knowledge at or prior to the Closing of any breach of any representation or warranty.

(c)                                  The indemnified parties shall be entitled to only a single recovery (without duplication) for all Losses that arise in connection with the matter giving rise to a breach of representation, warranty or covenant, even if such matter shall involve breaches of multiple representations, warranties and covenants

SECTION 8.07.  Contribution.  Since following the Closing, the Company will be owned by Purchaser, the parties to this Agreement agree that any recovery by Purchaser after Closing pursuant to this Article VIII shall be against Seller, and Seller will have no right of reimbursement, contribution or other recovery against the Company.

SECTION 8.08.  Cumulative Remedies.  The remedies provided in this Agreement shall be cumulative and shall not preclude any party from asserting any other right, or seeking any other remedies, against the other party.

SECTION 8.09.  Nature of Indemnification Payments.  Any indemnification payment made pursuant to this Article VIII shall be deemed by the parties as an adjustment to the Purchase Price.

ARTICLE IX
GENERAL PROVISIONS

SECTION 9.01.  Assignment.  This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party (including by operation of law in connection with a merger or consolidation of such party) without the prior written consent of the other parties hereto.

SECTION 9.02.  No Third-Party Beneficiaries.  Except as provided in Article VIII, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

SECTION 9.03.  Attorney Fees.  A party in breach of this Agreement shall, on demand, indemnify and hold harmless the other party for and against all reasonable out-of-pocket expenses, including legal fees, incurred by such other party by reason of the enforcement and protection of its rights under this Agreement.  The payment of such expenses is in addition to any other relief to which such other party may be entitled.

SECTION 9.04.  Notices.  All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or facsimile, or if mailed, three days after mailing (one business day in the case of express mail or overnight courier service), as follows:

(i)                                     if to Purchaser,

Clean Energy
3020 Old Ranch Pkwy, Suite 400
Seal Beach, CA 90740
Attention: Andrew J. Littlefair, President and CEO
Facsimile: (562) 493-4956

with a copy to:

Clean Energy
3020 Old Ranch Pkwy, Suite 400
Seal Beach, CA 90740
Attention: J. Nathan Jensen, General Counsel
Facsimile: (562) 493-4956

(ii)                                  if to Seller,

Mansfield Energy Corp.

1025 Airport Parkway, SW

Gainesville, GA 30501

Attention: Michael F. Mansfield, Sr., CEO

Facsimile: 678-450-2361

with a copy to:

Mansfield Energy Corp.

1025 Airport Parkway, SW

Gainesville, GA 30501

Attention: Wm. Bradford Puryear, General Counsel

Facsimile: 678-450-2363

SECTION 9.05.  Interpretation; Exhibits and Schedules; Certain Definitions.  (a) The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement.  When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

(b)                                 For all purposes hereof:

“affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

“including” means including, without limitation.

“person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person or by another subsidiary of such first person.

SECTION 9.06.  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties.  Delivery of an executed counterpart of this Agreement by fax or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Agreement.

SECTION 9.07.  Entire Agreement.  This Agreement and the Ancillary Agreements, along with the Schedules and Exhibits thereto, contain the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.  None of the parties shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in the Ancillary Agreements.

SECTION 9.08.  Severability.  If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or  unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other persons or circumstances.

SECTION 9.09.  Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State.

SECTION 9.10.  Waiver of Jury Trial.  Each party hereby waives to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement, any Ancillary Agreement or any transaction contemplated hereby or thereby.  Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Ancillary Agreements, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.10.

[Signature Page Follows]

IN WITNESS WHEREOF, Seller, the Company and Purchaser have duly executed this Agreement as of the date first written above.

Clean Energy

by
/s/ Andrew J. Littlefair
	Name:	Andrew J. Littlefair
	Title:	President and Chief Executive Officer

Mansfield Energy Corp.

by
/s/ Michael F. Mansfield, Sr.
	Name:	Michael F. Mansfield, Sr.
	Title:	Chief Executive Officer

Mansfield Gas Equipment Systems Corporation

by
/s/ Michael F. Mansfield, Sr.
	Name:	Michael F. Mansfield, Sr.
	Title:	Chief Executive Officer